UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS AND ITS TECHNICAL AND CONSULTING COMMITTEES OF

TELEFÔNICA BRASIL S.A.

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CHAPTER I - PURPOSE OF THESE REGULATIONS

Article 1 - These Internal Regulations (“Regulations”) are intended to regulate the operation, responsibilities, and duties of the board of directors (“Board”) and its technical and consulting committees (“Committees”) of Telefônica Brasil S.A. (“Company”), as well as the activities of its members and their relationship with the other corporate bodies of the Company, in compliance with the legal and statutory provisions.

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CHAPTER II - COMPANY’S BOARD OF DIRECTORS

Section A Powers of the Board

Article 2 - In addition to the powers attributed by the Company’s Bylaws and the legislation in effect, it is incumbent upon the Board to:

(i)       generally conduct the business of the Company; and

(ii)       examine and decide on the strategies and guidelines to be adopted and implemented by the Company’s Executive Office.

Section B Composition, Term of Office, and Investiture of Directors

Article 3 - Pursuant to the Company’s Bylaws, the Board of Directors is a collegiate decision-making body, with mandatory existence and permanent functioning, composed of at least five (5) and, at most, seventeen (17) members (“Directors”), with a term of office of three (3) years.

Article 4 - The Directors shall be elected by the Shareholder’s General Meeting of the Company, and shall have up to thirty (30) days from the resolution of their appointment to take office in their respective positions.

Article 4A - The Directors may concurrently hold up to five (5) positions on boards of directors of companies outside the Telefônica group.

Paragraph 1 - For calculation of this limit, all positions held on the boards of directors of companies of the same economic group are considered a single position.

Paragraph 2 - The Board may justifiably resolve on exceptions to the matters established in this article.

Article 4B - To remain an Independent Director, he/she may hold the position for a maximum of four (4) consecutive mandates.

Article 5 - The following are conditions for the Director to take office:

(i)       the signing of the instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors;

(ii)       the provision of the clearance statement, under the terms of the applicable legislation and in a specific instrument; and

(iii)       the provision of the information and the signing of the documents listed in the Securities and Exchange Commission Resolutions 44/2021 and 80/2022, as amended.

Section C Absence, Temporary Impediment and Vacancy of Directors

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Article 6 - Subject to Sole Paragraph of this Article 6, in the event of absence or temporary impediment of any Director, the Board shall function with the others, as long as the minimum number of Directors is respected.

Sole Paragraph - In the event of absence or temporary impediment, the absent or temporarily impeded Director may indicate, in writing, his/her substitute among the other Directors, to represent him/her and to make resolutions at the meeting he/she is unable to attend. In this case, the absent or temporarily impeded Director will be considered present for the purposes of instating the meeting and his/her vote will be computed as valid.

Article 7 - In the event of a definitive vacancy in the office of any Director, the remaining Directors shall elect a substitute, who shall serve until the first general meeting of the Company’s shareholders, pursuant to Law 6,404/1976 (“Corporations Law”).

Paragraph 1 - In the event of simultaneous vacancy in the positions of Directors, leaving less than the minimum number of members provided for in article 3 above, the Company’s general shareholders meeting shall be called to elect the substitutes.

Paragraph 2 - The definitive vacancy shall occur by dismissal, resignation, death, definitive impediment, permanent disability or loss of term of office of the Director.

Section D Chairman of the Board

Article 8 - The Board will elect its Chairman, to be chosen among the other Directors. At the Board’s discretion, the Vice-Chairman may be appointed.

Article 9 - In the absence or temporary impediment of the Board’s Chairman, the Chairman will be temporarily replaced by the Vice-Chairman, if any. In the absence of the Vice-Chairman, the Chairman will be substituted by another Director indicated thereby.

Article 10 - The specific duties of the Chairman of the Board of Directors are:

(i)       to ensure the efficiency and functioning of the body;

(ii)       to organize and coordinate, with the collaboration of the General Secretary and Legal Director (“General Secretary”), the agenda of the meetings;

(iii)       to convene, directly or through the General Secretary, the meetings of the Board;

(iv)       to instate and chair the meetings of the Board; and

(v)       to coordinate the discussions and resolutions taken at the meetings of the Board, promoting an active debate of all members in decision making, safeguarding their free position, and taking responsibility for the effective functioning of the meeting.

Sole Paragraph - The Chairman of the Board may designate, at his/her convenience, another Director or the General Secretary to represent the Board before other corporate bodies of the Company.

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Section E General Secretary

Article 11 - The secretary of the Board and the Committees shall be the Company’s General Secretary and Legal Director.

Sole Paragraph - The General Secretary may be substituted on an interim basis by another person indicated by him.

Article 12 - Within the scope of his/her attributions, the General Secretary shall be responsible for:

(i)       organizing the secretarial work of the Board and the Committees;

(ii)       preparing the proposed agenda for Board and Committee meetings;

(iii)       providing and forwarding, at the request of the Chairman of the Board or of the Chairman of the Committees, as the case may be, the call for meetings, informing the incumbent members of the items on the agenda for each meeting;

(iv)       ensuring the timely availability of information on the items on the meeting agendas;

(v)       acting as secretary for the works and drawing up the minutes of each meeting, the certificates of the minutes of the meetings and, as applicable, providing the registration and publication of the minutes;

(vi)       keeping the meeting documents and the corporate books under his/her custody and responsibility, ensuring their confidentiality;

(vii)       arranging for the disclosure of the Board’s resolutions and recommendations, when applicable;

(viii)       endeavoring, within the Company’s scope, to obtain the documents necessary for the instruction of the matters to be considered by the Board and the Committees; and

(ix)       performing other acts determined by the Board, by the Board Chairman and by the Committee Chairmen.

Section F Ordinary and Extraordinary Board Meetings

Article 13 - The Board will hold an ordinary meeting once every three (3) months, and an extraordinary meeting whenever called by the Board Chairman.

Sole Paragraph - The Board Chairman must propose to the Board an annual calendar of Board meetings.

Section G Convening Board Meetings

Article 14 - Board meetings shall be called by the Board Chairman, directly or through the General Secretary.

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Article 15 - The meetings must be called in writing at least forty-eight (48) hours in advance, and the call must contain the date, time, place, and matters to be included on the agenda of the Board meeting.

Paragraph 1 - The calls shall be made by means of e-mail or letter, with proof of receipt.

Paragraph 2 - Regardless of the formalities set forth in these Regulations, the Board’s meeting attended by all of its Directors shall be deemed regular, and the Directors represented as authorized herein shall also be deemed present.

Section H Information and Documents of the Board Meetings

Article 16 - The Chairman of the Board, directly or through the General Secretary, shall forward the information and documentation necessary for the examination of the matters to be discussed at the Board meeting.

Section I Place of Board Meetings

Article 17 - The meetings of the Board shall preferentially be held at the Company’s principal place of business and, exceptionally, at any other location previously designated in the call notice.

Section J Instatement and Representation at Board Meetings

Article 18 - The meetings of the Board shall only be instated with the presence of the majority of the Directors in office, and Directors represented in the manner authorized in these Regulations shall also be considered present.

Sole Paragraph - In the meetings of the Board, managers, collaborators, specialists or other third parties, whose contribution is useful to the performance of the work, may participate as guests, without the right to vote.

Article 19 - Each Director in office shall be entitled to one (1) vote, either in person or represented in the manner authorized in these Regulations.

Paragraph 1 - Without prejudice to the subsequent signing of the respective minutes, the acting Directors may participate in meetings by conference call, videoconference or by any other means of communication that allows the identification of the members present, as well as their simultaneous communication. In this case, the acting member will be considered to be present at the meeting and his or her vote will be considered valid, for all legal purposes, and incorporated into the minutes of the meeting in question. The Directors may also participate through the written statement of their votes, even if they are not physically present.

Paragraph 2 - The absent Director may be represented by any one of his peers upon delivery, until the beginning of the meeting, to the Chairman of the meeting, of an instrument of delegation of powers for filing at the Company’s principal place of business.

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Paragraph 3 - The instrument of delegation of powers shall be signed by the absent Director, and the signature recognition is waived. Should the instrument of delegation of powers not contain the vote of the absent Director, it shall be understood that the absent member shall follow the vote of the Chairman of the meeting.

Paragraph 4 - The Director whose interest conflicts with that of the Company shall abstain from examining the documents and information of the items on the agenda object of the conflict, as well as abstain from discussing and voting on such items at the meeting, including physically absenting himself from the discussions and resolutions, and shall inform the other members of his impediment and have the nature and extent of his interest recorded in the minutes of the Board of Directors’ meeting. Should the Director with a conflicting interest fail to state his impediment, any other Director who is aware of the impediment may do so in his stead, at which time the Board shall resolve on the nature and extent of the impediment prior to the discussion and voting on the agenda subject matter of the conflict, and the applicable measures shall be taken as if the Director himself had stated his impediment.

Section K Order of Works for Board Meetings

Article 20 - Once the quorum for instatement has been verified, the works will follow the order established by the Chairman of the Board meeting.

Section L Board’s Resolutions

Article 21 - Once the discussions on a certain matter are closed, the Chairman of the Board meeting will start to collect the votes of the Directors present.

Article 22 - The matters and resolutions taken at Board meetings will be valid if they have the favorable vote of the majority of the Directors present.

Sole Paragraph - In the event of a tie, the Chairman of the Board meeting shall exercise the casting vote.

Article 23 - The sessions will be suspended or closed early when circumstances require it.

Sole Paragraph - In the event of suspension of the session, the Chairman of the Board meeting must set a date, time, and place for its continuation.

Section M Recording the Works of Board Meetings

Article 24 - Minutes shall be drawn up for each Board meeting, to be read and submitted for the Directors’ approval at the end of each meeting or at the start of the next one.

Article 25 - The minutes will be clearly written and drawn up in summary format, registering all decisions taken, statements, dissents, protests and abstentions of votes.

Article 26 - Unless there is a legal necessity or in the case where the decisions taken by the Board produce effects before third parties, the minutes of Board meetings will not be disclosed and may only be accessed by Directors and the Board Secretary.

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Section N Exclusive Board Sessions

Article 27 - The Secretary of the Board must regularly convene meetings or sessions of the Board without the presence of members of the Company’s management, even if they are part of the Board (“Exclusive Sessions”).

Sole Paragraph - The call notices for Board meetings in which there are Exclusive Sessions must expressly mention the existence of the Exclusive Sessions and must be addressed to all Directors, including those who are unable to participate due to the accumulation of positions in the Company’s executive office.

Section O - Board Analysis

Art. 28 - The Board must carry out an annual analysis of its functioning, especially with regard to its composition and powers, as well as the performance of the Chairman of the Board, with the aim of adopting the opportune measures for its improvement.

Sole Paragraph – Every three years, the analysis of the Board of Directors will be carried out by an external consulting service, to be hired especially for this purpose.

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CHAPTER III - BOARD COMMITTEES AND THEIR PROCEDURES

Section A Purpose and Mission of Committees

Article 29 - The Board, to better perform its functions, may create technical and consulting committees or work groups with defined objectives and linked to the Board for its advisory purposes.

Sole Paragraph - The Company has the following committees (“Committees”):

(i)       Audit and Control Committee (“Audit Committee”);

(ii)       Quality and Sustainability Committee (“Quality and Sustainability Committee”); and

(iii)       Nominations, Compensation and Corporate Governance Committee (“Nominations Committee”).

Article 30 - The Committees shall evaluate the matters within their competence and prepare reports to the Board.

Article 31 - The functions exercised by the members of the Committees are non-delegable, except in the terms of these Regulations or by resolution of the Board.

Article 32 - The provisions of these Regulations concerning the Board apply subsidiarily to the Committees, where applicable.

Section B Powers of the Committees

Article 33 - Without prejudice to the other powers attributed to each Committee in these Regulations or which may be attributed by the Board, the powers and attribution of the Committees shall be:

(i)       to give opinions on any matters assigned to them by the Board, as well as on those that they consider relevant within the scope of their activities;

(ii)       to evaluate the reports issued by regulatory agencies on the Company, insofar as they may impact the perception of the matters within its competence; and

(iii)       to protect the interests of the Company within the scope of their duties.

Section C Composition and Term of Office of Committee Members

Article 34 - Unless otherwise resolved by the Board, the Committees shall be composed of at least three (3) and at most five (5) members elected by the Board from among their peers, with a unified mandate of three (3) years, and reelection is permitted.

Sole Paragraph - The end of the term of office of Committee members will always coincide with the end of the term of office of Board members. However, as long as their

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term of office as a member of the Board is in effect, Committee members must remain in their respective positions until their substitutes are elected by the Board.

Section D Absence, Temporary Impediment and Vacancy of Committee Members

Article 35 - Observing the Sole Paragraph of this Article 34, in the hypothesis of absence or temporary impediment of any member, the Committee shall operate with the others, as long as the minimum number of Committee members is respected.

Sole Paragraph - In the event of absence or temporary impediment, the absent or temporarily impeded Committee member may indicate, in writing, his/her substitute among the other Committee members, to represent him/her and to resolve in the meeting he/she is unable to attend. In this case, the absent or temporarily impeded Committee member will be considered present for the purposes of instating the meeting and his/her vote will be computed as valid.

Article 36 - In case of definitive vacancy of any Committee member’s position, the Board must elect a new Committee member to complete the mandate in the first Board meeting that takes place after the definitive vacancy.

Sole Paragraph - The definitive vacancy will occur due to removal, resignation, death, definitive impediment, permanent disability, or loss of mandate of the acting member.

Section E Committee Chairman

Article 37 - The Board will elect the Committee Chairman among the members of each Committee.

Article 38 - In the absence or temporary impediment of the Committee Chairman, the Committee Chairman will be substituted by another Committee member indicated by him.

Article 39 - The Committee Chairman attributions are:

(i)       to convene, directly or through the General Secretary, the meetings of the Committee;

(ii)       to instate and preside over meetings of the Committee;

(iii)       to represent the Committee in its relationship with the Board, the Company’s statutory management, internal bodies and committees;

(iv)       to report to the Board on relevant topics analyzed at Committee meetings; and

(v)       to comply and enforce these Regulations, as well as to ensure the efficiency and good operation of the body.

Paragraph 2 - The Committee’s Chairman may be aided and assisted by the Board’s Secretary regarding his/her secretarial duties.

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Section F Ordinary and Extraordinary Committee Meetings

Article 40 - Except for the Audit Committee, the Committees will hold ordinary meetings twice a year, and extraordinary meetings whenever called by the Committee Chairman.

Article 41 - The Audit Committee will ordinarily meet four times a year, and extraordinarily whenever convened by the Chairman of the Audit Committee.

Section G Convening Committee Meetings

Article 42 - The meetings of the Committees must be called by the respective Chairman, directly or by means of the General Secretary.

Article 43 - The Committees meetings must be convened in writing at least forty-eight (48) hours in advance, and the call notice must contain the date, time, place, and matters on the meeting’s agenda.

Paragraph 1 - The calls shall be made by means of e-mail or letter, with proof of receipt.

Paragraph 2 - Regardless of the formalities set forth in these Regulations, the Committees’ meetings attended by all acting members shall be considered regular.

Section H Information and Documents of Committee Meetings

Article 44 - The Chairman of the respective Committee, directly or by means of the General Secretary, shall forward the information and the documentation necessary for the appreciation of the matters to be discussed at the meeting of the respective Committees.

Section I Place of the Committees' Meetings

Article 45 - The meetings of the Committees shall preferably be held at the Company's principal place of business and, exceptionally, at any other location previously designated in the call notice.

Section J Instatement and Representation of the Committees' Meetings

Article 46 - The meetings of the Committees shall only be instated with the presence of the majority of the members in office, and the members represented as authorized in these Regulations shall also be considered to be present.

Sole Paragraph - The Committees meetings may be attended by invited guests, without the right to vote, by managers, collaborators, specialists or other third parties, whose contribution is useful for the performance of the work.

Article 47 - Each acting member shall be entitled to one (1) vote, either in person or represented as authorized herein.

Paragraph 1 - Without prejudice to the subsequent signing of the respective minutes, the acting members may participate in the meetings by conference call, videoconference, or by any other means of communication which allows the identification of the members

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present, as well as their simultaneous communication. In this case, the acting member will be considered to be present at the meeting and his or her vote will be considered valid, for all legal purposes, and incorporated into the minutes of the meeting in question. The Committee members may also participate through the written statement of their votes, even if they are not physically present.

Paragraph 2 - The absent member may be represented by any of his peers upon delivery, until the beginning of the meeting, to the Chairman of the Committee’s meeting, of an instrument of delegation of powers to be filed at the Company’s principal place of business.

Paragraph 3 - The instrument of delegation of powers shall be signed by the absent acting member, signature recognition is not required. Should the instrument of delegation of powers not contain the vote of the absent member, it shall be understood that the absent member shall follow the vote of the Chairman of the Committee's meeting.

Paragraph 4 - The Committee's member whose interest conflicts with the Company’s shall abstain from examining the documents and information of the items on the agenda object of the conflict, as well as abstain from discussing and voting on such items at the meeting, including physically distancing himself from the discussions and eventual resolutions, and shall inform the other members of his impediment and have the nature and extent of his interest recorded in the minutes of the Committee’s meeting. Should the Committee member with a conflicting interest not express his/her impediment, any other Committee member who is aware of the impediment may do so in his/her place, at which time the Committee shall resolve on the nature and extent of the impediment prior to the discussion and voting on the agenda subject matter of the conflict, and the applicable measures shall be taken as if the Committee member had expressed his/her impediment.

Section K Order of Works of the Meetings of the Committees

Article 48 - Once the quorum for instatement has been verified, the works will obey the order established by the Chairman of the Committee meeting.

Section L Committees’ Resolutions

Article 49 - Once the discussions about a certain matter are finished, the Chairman of the Committee meeting will start collecting the votes from the members present.

Article 50 - The matters and resolutions taken at the Committees meetings will be valid if they have the favorable vote of the majority of the members present.

Article 51 - The sessions will be suspended or closed early when circumstances require it.

Sole Paragraph - In the event of suspension of the session, the Chairman of the Committee meeting must set a date, time, and place for its continuation.

Section M Recording the Works

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Article 52 - Minutes will be drawn up for each meeting of the Committee, which will be read and submitted for the approval of its members at the end of each meeting, or at the start of the following meeting.

Article 53 - The minutes will be clearly written and drawn up in summary format, registering all decisions taken, statements, dissents, protests and abstentions of votes.

Article 54 - Except in the case of legal necessity or in the case of decisions taken by the Committees producing effects before third parties, the minutes of the Committees’ meetings will not be disclosed and will only be accessible to Directors and the General Secretary.

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CHAPTER IV - AUDIT COMMITTEE

Section A Objective and Mission of the Audit Committee

Article 55 - The Audit Committee is an advisory body, and its objective is to exercise deliberative and advisory functions with the Board with respect to the fulfillment of its responsibilities of supervising the integrity of the Company’s financial statement processes and control systems, and its members must have the minimum qualifications required by the applicable legislation, including the Sarbanes-Oxley Act.

Section B Competencies of the Audit Committee

Article 56 - In addition to the legal competencies and those which may be attributed by the Board, the Audit Committee has the following competencies and attributions:

(i)       propose to the Board the appointment of independent auditors as well as the replacement of such independent auditors, and the Audit Committee shall be responsible for: (a) recommending to the Board the compensation to be paid to the Company’s independent auditors; (b) giving an opinion about hiring the independent auditor to render any other service to the Company; and (c) supervising the activities of the independent auditors, to evaluate their independence, the quality of the services provided and the adequacy of the services to the Company’s needs;

(ii)       analyzing the management report and the financial statements of the Company, including capital budgets, making such recommendations as it deems necessary to the Board;

(iii)       analyzing the financial information prepared and disclosed periodically by the Company;

(iv)       analyzing the reporting of transactions with related parties, under the terms established in the Policy for Transactions with Related Parties;

(v)       evaluating the effectiveness and sufficiency of the structure of internal controls and the Company’s internal and independent auditing processes, submitting recommendations for improving policies, practices and procedures that it deems necessary, and the Audit Committee is responsible for: (a) monitoring the activities of the Company’s internal controls area; (b) monitoring the activities of the Company’s internal audit and compliance departments, including those related to the complaints received through the Company’s complaint channel related to the scope of their respective activities, giving their opinion or taking the appropriate action on the complaints; and (c) evaluating the effectiveness and sufficiency of the risk and contingency management and control systems;

(vi)       analyzing the proposals of the management bodies related to changes in the capital stock, issue of debentures convertible into shares or subscription bonus, transformation, incorporation, merger or split, making the recommendations deemed necessary to the Board;

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(vii)       evaluating the compliance, by the Company’s management, with the recommendations made by the independent and internal auditors, as well as expressing an opinion to the Board regarding possible conflicts between the internal and external auditors and/or the Company’s executive office; and

(viii) preparing an annual opinion to be presented together with the Company’s financial statements, under the terms of the applicable legislation.

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CHAPTER V - QUALITY AND SUSTAINABILITY COMMITTEE

Section A Objective and Mission of the Quality and Sustainability Committee

Article 57 - The Quality and Sustainability Committee is an advisory body, and its objective is to perform advisory functions with the Board of Directors with regard to the fulfillment of its responsibilities of monitoring the satisfaction and quality indexes of the principal services provided by the Company and the quality levels of customer service in the various channels, as well as to monitor the Company’s performance in matters relating to the sustainability of its business.

Section B Competencies of the Quality and Sustainability Committee

Article 58 - In addition to the competencies that may be attributed by the Board, the competencies and attributions of the Quality and Sustainability Committee are:

(i)       to evaluate and monitor the adequacy of the Company’s quality and sustainability strategy, as well as to propose improvements when opportunities are found;

(ii)       to periodically examine, analyze and monitor the Responsible Business Plan, as well as the Company’s sustainability indexes, recommending eventual actions when opportunities are identified;

(iii)       to periodically examine, analyze and monitor the satisfaction and quality indexes of the main services provided by the Company, as well as the quality levels of customer service in the various channels, recommending possible actions when opportunities are identified; and

(iv)       to periodically examine, analyze, and monitor the Company’s quality and sustainability plans and actions.

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CHAPTER VI - APPOINTING COMMITTEE

Section A Purpose and Mission of the Appointing Committee

Article 59 - The Appointing Committee is an advisory body, and its objective is to exercise resolutive and advisory functions with the Board with regard to the appointment, election, hiring, and remuneration policy for executives and members of the Company’s management, as well as the Company’s corporate governance rules and policies.

Section B Competencies of the Appointing Committee

Article 60 - In addition to the powers that may be attributed by the Board, the competencies and duties of the Appointing Committee are:

(i)       to recommend proposals for changes to the Company’s bylaws;

(ii)       to consider proposals for the appointment of members of the other Committees, for subsequent approval by the Board;

(iii)       to recommend proposals for the appointment and removal of the Company’s statutory officers, for subsequent approval by the Board;

(iv)       to analyze, on an annual basis, the global amount of compensation of the managers, including benefits of any nature and representation fees, taking into account their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market;

(v)       to decide on the annual readjustments of the employees at the managerial (annual program, premises and budget) and non-managerial (program, premises and budget) levels, including the Company's collective labor agreements (negotiation strategy and budget) to be entered into with the unions representing the categories of the Company's employees, as well as analyzing and approving the Company's profit sharing or result sharing programs, as and when their rules are changed; and

(vi)       to appraise corporate governance issues submitted by the Company’s statutory office, recommending them, when applicable, to the Board.

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CHAPTER VII - RIGHTS AND DUTIES OF THE DIRECTORS AND COMMITTEE MEMBERS

Article 61 - The Board of Directors may request and examine the corporate documents that it deems necessary for the exercise of its function, in accordance with the provisions of the Corporations Law.

Article 62 - The Director may also formalize substantiated requests for information and/or clarification regarding the Company’s business to the Chairman of the Board.

Article 63 - It is the duty of every Director, in addition to those provided for by law and those imposed on him by the applicable regulations and the Company Bylaws:

(i)       to attend the meetings of the Board previously prepared, with the examination of the documents made available and to participate actively and diligently in them;

(ii)       to maintain the confidentiality of any and all Company information to which they have access due to their position, using it only for the exercise of their duties as director, under penalty of being held responsible for any act that contributes to its undue disclosure;

(iii) to ensure that the Company adopts good corporate governance practices; and

(iv)       to be familiar with and comply with the Company’s policies, norms and internal regulations which are made available to them (“Norms”) upon taking office, or which are made available to them or updated during their term of office, clarifying any doubts when necessary.

Article 64 - The members of the Committees are subject to the same rights and duties as the Directors, under the terms defined in this Chapter VII.

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CHAPTER VIII – MISCELLANEOUS

Article 65 - Omissions in these Regulations, doubts of interpretation, and eventual modifications to its provisions shall be decided at a meeting of the Board, after consultation with the Committee Chairmen and in compliance with the law and the Company’s Bylaws.

Article 66 - These Regulations may be altered by the Board at any time.

Sole Paragraph - Alterations to these Regulations shall enter into effect on the date of their approval and shall apply solely and exclusively as from the term of office in progress.

Article 67 - These Regulations were approved at the 327th Board meeting, and shall enter into force on December 14, 2017.

*.*.*

The last consolidated amendment to these Regulations was approved at the 443th Board meeting held on June 26, 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 28, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director